UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number 001-35296

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farmers National Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

Farmers National Bank 401(k) Retirement Savings Plan

Financial Statements

As December 31, 2024 and 2023 and for the Years Ended December 31, 2024 and 2023

Supplemental Schedule

As of December 31, 2024

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

CONTENTS

Report of Independent Registered Public Accounting Firm (Crowe LLP)	2 - 3

Financial Statements

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 - 14

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	15 - 16

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee and Plan Participants

Farmers National Bank 401(k) Retirement Savings Plan

Canfield, Ohio

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Farmers National Bank 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2024 and 2023, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
Crowe LLP

We have served as the Plan’s auditor since 2023.

New York, New York

June 26, 2025

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2024 AND 2023

	2024	2023
INVESTMENTS, AT FAIR VALUE
Registered investment companies	$53,253,809	$50,608,760
Farmers National Banc Corp. Common Stock	2,118,672	3,944,123

	55,372,481	54,552,883

FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT AT CONTRACT VALUE	4,879,468	5,004,083
RECEIVABLES
Contributions receivable companies’	14,937	49,713
Notes receivable from participants	375,126	236,296

	390,063	286,009
TOTAL ASSETS	60,642,012	59,842,975
LIABILITIES
Excess contributions payable	27,200	45,388

NET ASSETS AVAILABLE FOR BENEFITS	$60,614,812	$59,797,587

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2024 AND 2023

	2024	2023
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Interest and dividends	$1,931,563	$1,443,533

Total Investment income	1,931,563	1,443,533

Other income	27,590	6,624

Net appreciation in fair value of investments	5,429,896	6,568,257
Contributions
Participants’	3,314,194	3,179,419
Companies’	1,098,735	1,089,861
Rollovers	552,719	2,158,940

	4,965,648	6,428,220

Total additions	12,354,697	14,446,634

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	$11,432,056	$5,202,430
Administrative expense	105,416	80,002

Total deductions	11,537,472	5,282,432

NET INCREASE	817,225	9,164,202
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	59,797,587	50,633,385

END OF YEAR	$60,614,812	$59,797,587

The accompanying notes are an integral part of these financial statements.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2024 And 2023

1.	Plan Description

The following brief description of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. The Plan covers eligible employees from Farmers National Bank of Canfield, Farmers Trust Company, Farmers National Insurance LLC and effective January 1, 2023, Emclaire Financial Corp. (collectively, the Companies). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a single employer defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan and receive employer matching and discretionary contributions when they are age 21 or older and have completed 60 days of service. Effective July 1, 2023, the minimum age requirement to participate in the Plan was lowered to 18. Plan entry dates are the first of the month coinciding with or next following the date the employee satisfies eligibility requirements.

On January 1, 2023, Emclaire Financial Corp (“Emlenton”) merged with and into the Farmers National Bank of Canfield, pursuant to the Agreement and Plan of Merger by and among Emclaire Financial Corp and

Farmers National Banc Corp (“Farmers”). Pursuant to the terms of the March 23, 2022 Merger Agreement, the Emclaire Financial Corp 401(k) Plan was terminated. Participants took distributions from the Emlenton Plan and had the option of rolling them into the Farmers Plan.

Trustee

Farmers Trust Company is the Trustee of record for the Plan. Farmers Trust Company is an affiliate of the Holding Company.

Contributions

A participant may contribute, through payroll reductions, from 1% to 100% of their compensation to the Plan on a pre-tax basis and/or Roth contributions, up to the maximum dollar amount allowed by law (plus catch-up contributions as defined by the Plan document). Participants may also make rollover contributions to the Plan from other qualified defined benefit or defined contribution plans.

The Plan permits matching contributions, discretionary contributions, qualified non-elective contributions (QNEC) and qualified matching contributions (QMAC) by the Companies. The Companies match 50% of the first 6% of compensation that the participant contributes to the Plan. The Companies do not match catch-up contributions. Employer matching contributions totaled $1,098,735 and $1,089,861 for the Plan years ended 2024 and 2023, respectively. During the years ended December 31, 2024 and 2023, the Companies did not make any discretionary contributions, QNEC, or QMAC.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2024 And 2023

1.	Plan Description (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Companies’ allocation of discretionary employer contributions, matching contributions, and any earnings (loss) thereon, and charged with an allocation of administrative expenses. Discretionary contributions are allocated as a percentage of compensation of eligible participants for the Plan year. Allocations of the earnings (loss) and expenses are based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Companies’ matching and discretionary contributions is based on years of continuous service according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Forfeited Accounts

Forfeited nonvested accounts totaled $111,783 and $29,538 at December 31, 2024 and 2023, respectively. Forfeitures may be used to reduce the Companies’ matching contributions to the Plan, restore participants’ forfeitures, be added to the Companies’ matching contributions, or used to offset Plan expenses as defined by the Plan document. Forfeitures of $23,462 and $30,911 were used to reduce the Companies’ matching contributions during 2024 and 2023, respectively. No forfeitures were reallocated to participants in the Plan during 2024 and 2023.

Investment Options

Upon enrollment in the Plan, participants may direct contributions to their accounts into various investment options offered by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or separation of service, a participant may elect to receive installment payments or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants may also elect to receive periodic payments through a life annuity equal to the value of the participant’s vested interest in his or her account. Upon proven financial hardship, participants may elect to receive a distribution equal to the value of their deferral contributions plus rollovers.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2024 And 2023

1.	Plan Description (continued)

Notes Receivable from Participants

Effective July 1, 2023 participants are once again eligible to take loans from their 401k. Loans are capped at the lessor of 50% of the participants vested balance, or $50,000 minus the participants highest outstanding loan balance in the last 12 months. Loans have a minimum term length of 1 year, maximum length of 5 years and are paid back at a rate of Prime +1. Participants are only allowed 1 loan at a time, and must wait 60 days after paying off an outstanding loan before they are eligible to take another loan.

2.	Summary of Significant Accounting Policies

Administrative Expenses

The Plan allows administrative expenses to be paid either by the Plan or the Companies, at the discretion of the Companies. Administrative expenses paid by the Plan were $105,416 and $80,002 for the years ended December 31, 2024 and 2023, respectively. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment management fees are charged to the Plan as a reduction of investment return and included in the investment income (loss) reported by the Plan.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America (GAAP).

Investment Valuation and Income Recognition

Investments are reported at fair value, except for fully benefit-responsive investment contracts. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals, wrapper fees, and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on the investments purchased and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2024 And 2023

2.	Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Subsequent Events

The Plan evaluated subsequent events through the date of the Independent Registered Public Accounting Firm’s Report, the date these financial statements were issued. Effective April 1, 2025, the Plan was amended to put into place an auto-enrollment and auto-increase function. The new amendment auto-enrolls new employees into the plan at a 3% contribution rate. Current employees not enrolled in the plan, or who are currently contributing less than 3%, will be auto-enrolled, or increased, to the 3% contribution rate. All Employees will have their contributions auto-increased by 1% per year until they reach 6%. Employees can elect out of auto-enrollment and increase via the Empower website. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income of $27,590 and $6,624 for 2024 and 2023, respectively, has been recorded as other income in the accompanying Statements of Changes in Net Assets Available for Benefits. Notes receivable will again be available to participants as described above in Note 1.

3.	Fair Value Measurement

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already recognized or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs used in valuation models (Level 3 measurements).

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access as of the measurement date.

Level 2

Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets. Level 2 inputs include those other than quoted prices that are observable for the asset or liability. Level 2 inputs are derived principally from, or are corroborated by, observable market data by correlation or other means. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2024 And 2023

3.	Fair Value Measurement (continued)

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024 and 2023.

Registered investment companies and common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

Separate accounts – Pooled Separate accounts – The fair value of accumulation units held in separate accounts offered under a guaranteed annuity contract that the Plan participates in are based on the net asset values reported by the fund managers as of the financial statement dates and recent transaction prices. Each pooled separate account provides for daily redemptions by the Plan with no advance notice requirements, and has redemption prices that are determined by the fund’s net asset value per unit. As these investments have been measured at fair value by management, using net asset per share (or its equivalent) as a practical expedient, these values are not presented in a fair value hierarchy.

The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024:

	Level 1	Total
Registered investment companies	$49,000,462	$49,000,462
Pooled separate accounts*	-	4,253,347
Parent Company common stock	2,118,672	2,118,672

Total assets at fair value	$51,119,134	$55,372,481

*

Investments measured at fair value using net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the hierarchy tables for such investments are intended to permit reconciliation of the fair value hierarchy to the investments at fair value line item presented in the statements of net assets available for benefits.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2024 And 2023

3.	Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023:

	Level 1	Total
Registered investment companies	$50,608,760	$50,608,760
Parent Company common stock	3,944,123	3,944,123

Total assets at fair value	$54,552,883	$54,552,883

The Plan’s investment in AB Large Cap Growth Z totaling $7,367,136 and $6,431,883 as of December 31, 2024 and 2023, respectively, represented a concentration equal to or greater than 10% of the Plan’s net assets available for benefits. The Plan’s investment in the Fidelity 500 index totaling $12,219,192 and $9,836,810 as of December 31, 2024 and 2023, respectively, represents a concentration equal to or greater than 10% of the Plan’s net assets available for benefits.

4.	Guaranteed Investment Contracts

The Plan moved its investment in a Guaranteed Interest Fund, a fully benefit-responsive investment contract into EI Fixed Account – Series Class IV, also a fully benefit-responsive investment contract, both through Empower Annuity Insurance Company of America on April 15, 2024. The EI Fixed Account – Series Class IV was held by the Plan at December 31, 2024, while the Guaranteed Interest Fund was held by the Plan at December 31, 2023. Both Funds invest primarily in stable value products, such as traditional guaranteed investment funds (GIFs), separate account GIFs, and synthetic GIFs.

The key difference between a synthetic investment contract and a traditional investment contract is that the Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes a wrapper contract which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. With traditional investment contracts, the Plan owns only the contract itself. Synthetic and traditional investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. Both contracts held by the Plan are considered traditional investment contracts.

The traditional investment contracts held by the Plan are guaranteed investment contracts. The contract issuer is contractually obligated to repay the principal and interest at a specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by the contract issuer but may not be less than 0%. The crediting rate is reviewed on a quarterly basis for resetting. The average yield and actual average yield earned by the Plan on the fully benefit-responsive investment contract EI Fixed Account – Series Class IV was 2.16% and 2.18% for the year ending December 31, 2024. The average and actual average yield earned by the Plan on the fully benefit-responsive investment contract Guaranteed Interest Fund was 1.48% for the year ending December 31, 2023.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2024 And 2023

4.	Guaranteed Investment Contract (continued)

The Plan’s investment in the fully benefit-responsive investment contracts totaling $4,879,468 and $5,004,083 as of December 31, 2024 and 2023, respectively, represented a concentration less than 10% of the Plan’s net assets available for benefits.

The Plan’s ability to receive amounts due in accordance with the fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with the contract issuer. These events may be different under each contract. Examples of such events include the following:

1.	The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2.	Premature termination of the contracts

3.	Plan termination or merger

4.	Changes to the Plan’s prohibition on competing investment options

5.	Bankruptcy of plan sponsor or other plan sponsor events (for example, divestitures or spinoff of a subsidiary) that significantly affect the Plan’s normal operations.

In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from the contract’s values. Those events may be different under each contract. Examples of such events include the following:

1.	An uncured violation of the Plan’s investment guidelines
2.	A breach of material obligation under the contracts
3.	A material misrepresentation
4.	A material amendment to the agreements without the consent of the issuer.

The Plan’s management has no knowledge that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Distributions to the Funds’ unit holders are declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.

5.	Tax Status

The underlying volume submitter plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated August 11, 2020 which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan has been amended since receiving the opinion letter, however the Plan sponsor believes the Plan as currently designed, is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2024 And 2023

5.	Tax Status (continued)

U.S. generally accepted accounting principles require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods. Plan Management believes the Plan is no longer subject to tax examinations for the years prior to 2021.

6.	Plan Termination

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.	Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the Employer, and certain others. Transactions within the Company stock are considered related party transactions. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Notes receivable from participants also reflect party-in-interest transactions

The Plan held shares of a guaranteed interest fund at December 31, 2023 that were moved into EI Fixed Account – Series Class IV during 2024, both managed by Empower Annuity Insurance Company of America. The Plan also holds shares in pooled separate accounts, managed by Empower Annuity Insurance Company of America and a mutual fund that is offered by Empower Funds. Since these parties are service providers to the Plan, these transactions and the Plan’s payment of fees to these parties qualify as party-in-interest transactions. The Plan Administrator pays advisory fees to Farmers Trust Company, a related party affiliate to the Plan, and third party administrative (”TPA”) fees to National Associates, Inc. a subsidiary of Farmers Trust Company. Advisory fees and TPA fees amounted to $127,284 and $28,653 for 2024, and $113,824 and $27,009 for 2023. The Plan also paid administrative fees directly to Empower in the amount of $105,416 and $80,002 for the years ended December 31, 2024 and 2023, respectively.

During 2024, the Plan purchased 18,313 shares and sold 142,270 shares of Farmers National Banc Corp. Common Stock. The Plan holds 148,992 shares of Farmers National Banc Corp. Common Stock at December 31, 2024 with a cost basis of $2,690,748. During 2023, the Plan purchased 26,206 shares and sold 15,655 shares of Farmers National Banc Corp. Common Stock. The Plan holds 272,950 shares of Farmers National Banc Corp. Common Stock at December 31, 2023 with a cost basis of $4,455,069. During the years ended December 31, 2024 and 2023, the Plan recorded dividend income on Farmers National Banc Corp. Common Stock of $129,914 and $181,094, respectively. During the year ended December 31, 2024, the Plan recorded depreciation of $61,130 on Farmers National Banc Corp. Common Stock while recording $93,667 of appreciation on Farmers National Banc Corp. Common Stock during the year ended December 31, 2023.

Farmers National Bank 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2024 And 2023

8.	Excess Contributions Payable

In order to pass the 2024 Actual Deferral Percentage (ADP) Test, the Plan’s management elected to refund excess elective deferrals and earnings thereon to certain highly-compensated employees. The calculated amounts for 2024 and 2023 were $27,200 and $45,388, and were distributed on March 14, 2025 and March 14, 2024, respectively. These amounts have been included as excess contributions payable in the accompanying Statements of Net Assets Available for Benefits at December 31, 2024 and 2023, respectively, with a corresponding reduction to employee and employer contributions.

9.	Risks and Uncertainties

The Plan invests in various investments which are exposed to various risks such as interest rate, market, and credit risks and global events, such as pandemics, conflicts, and wars. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

10.	Reconciliation of financial statements to form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2024	2023
Net assets available for benefits per financial statements	$60,614,812	$59,797,587
Add: Excess contributions payable	27,200	45,388
Less: Employer contribution receivable	(14,937)	(49,713)

Net Assets available for benefits per Form 5500	$60,627,075	$59,793,262

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 3, 2024:

Net increase in net assets available for benefits per financial statements	$817,225
Add: Current year excess contributions payable	27,200
Less: Prior year excess contributions payable	(45,388)
Add: Prior year employer contribution receivable	49,713
Less: Current year employer contribution receivable	(14,937)

Net increase in net assets available for benefits per Form 5500	$833,813

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Registered investment companies
	PIMCO	PIMCO REALPATH BLEND 2065 INST	a	$12,336
	PIMCO	PIMCO REALPATH BLEND 2025 INST	a	1,887,896
	PIMCO	PIMCO REALPATH BLEND 2030 INST	a	3,838,233
	PIMCO	PIMCO REALPATH BLEND 2035 INST	a	2,127,136
	PIMCO	PIMCO REALPATH BLEND 2040 INST	a	888,964
	PIMCO	PIMCO REALPATH BLEND 2045 INST	a	1,595,072
	PIMCO	PIMCO REALPATH BLEND 2050 INST	a	668,309
	PIMCO	PIMCO REALPATH BLEND 2055 INST	a	1,434,159
	PIMCO	PIMCO REALPATH BLEND INCOME INSTL	a	558,881
	FIDELITY INVESTMENTS	FIDELITY INTERNATIONAL INDEX	a	886,398
	INVESCO	INVESCO OPPENHEIMER DEV MRKTS R6	a	988,746
	PIMCO	PIMCO COMMODITY REAL RET STRAT INSTL	a	283,055
	VANGUARD	VANGUARD REAL ESTATE INDEX ADMIRAL	a	506,768
	FIDELITY INVESTMENTS	FIDELITY SMALL CAP INDEX	a	3,492,423
	JP MORGAN	UNDISCOVERED MGRS BEH VALUE R6	a	531,701
	FIDELITY INVESTMENTS	FIDELITY MID CAP INDEX	a	3,135,245
	MFS	MFS MID CAP GROWTH R6	a	2,116,777
	ALLIANCE BERNSTEIN	AB LARGE CAP GROWTH Z	a	7,367,136
	FIDELITY INVESTMENTS	FIDELITY 500 INDEX	a	12,219,192
*	EMPOWER FUNDS	EMPOWER CORE BOND FUND INST	a	3,176,501
	JP MORGAN	JP MORGAN INCOME R6	a	1,015,204
	PIMCO	PIMCO INT BOND (USD-HEDGED ) INST	a	142,516
	PIMCO	PIMCO REALPATH BLEND 2060 INSTL	a	127,814

	Balance to next page			49,000,462

(Continued)

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2024

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date,
	Identity of issue, borrower,	rate of interest, collateral,		Current
	lessor or similar party	par, or maturity value	Cost	value
	Balance from prior page			$49,000,462

	Pooled separate accounts

*	Empower Annuity Insurance Company	MFS INTNL GROWTH EQUITY	a	2,489,647

*	Empower Annuity Insurance Company	LARGE CAP VALUE 1	a	1,763,700

				4,253,347

*	Farmers National Banc Corp.	Farmers National Banc Corp. Common Stock	a	2,118,672

	Fully benefit-responsive investment contract

*	Empower Annuity Insurance Company	N/A	a	4,879,468

*	Notes receivable from participants	Interest rates of 3.25% - 9.50% with various maturities through 2038	-0-	375,126

				$60,627,075

a	The cost of participant-directed funds is not required to be disclosed
*	Parties-in-interest

See the Independent Registered Public Accounting Firm’s Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Farmers National Bank 401(k) Retirement Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Farmers National Bank 401(k) Retirement Savings Plan

By:	/s/ Mark A. Nicastro
Mark A. Nicastro
Chief Human Resources Officer
Farmers National Banc Corp.

Date:	June 26, 2025